UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of AUGUST, 2008.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  August 25, 2008                     /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                            ROCHESTER RESOURCES LTD.
     #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6C 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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         NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR
                       DISSEMINATION IN THE UNITED STATES

NEWS RELEASE                                                     AUGUST 25, 2008


        ROCHESTER RESOURCES REPORTS ON GOLD AND SILVER RECOVERY CIRCUIT, ARRANGES US $940,000 BOARD OF DIRECTOR LOAN AT 30 % PREMIUM TO MARKET,
                   AND ARRANGES FOR CDN $1M PRIVATE PLACEMENT

VANCOUVER,  CANADA - ROCHESTER  RESOURCES LTD. (TSXV: RCT; OTCBB: RCTFF AND FSE:
R5I) (the "Company") is pleased to announce that testing has been completed by representatives of the Falcon centrifugal gravimetric concentrator (the "Falcon") at the Mina Real milling facility. After a series of tests, results were considered positive. Currently, gold recoveries are 92% and silver recoveries remain in the 40+% range. The Falcon system recovered up to 70% of the 8% of the gold not currently being recovered and increased total silver recoveries by up to 40%. At an industrial production level it is anticipated that total gold recovery rates will be in the 95-97% range, and silver recoveries will be in the 70-80% range. The Company will integrate the FALCON into the mill over the next 10 days and anticipate it to be fully operational by the first week of October, 2008; this significant milestone will increase recoveries from milling operations and contribute to reducing operating costs per ounce produced. Dr. Alfredo Parra, the Company's President, commented, "The results received from the FALCON were very welcome in that the final outcome met our expectations after a thorough and extensive review of several potential recovery processes. We view the implementation of the FALCON as an integral step before increasing production levels to 300 tpd and we believe this to currently be the best alternative for achieving our goal of increased gold and silver recoveries. Plant infrastructure is now in place for the upgrade to 300 tpd, operational processes are being refined, and we are building towards a mine plan that will position the Company for long-term sustainable mining at increased production levels from the current levels we are producing today.


Secondly, all board of director members have committed to participate to loan the company US $940,000 dollars by way of unsecured convertible debentures with a conversion price of $0.75 per unit (each a "Unit"). The board of directors' believes the Company is significantly undervalued and has therefore set the conversion price at a premium to today's market price to demonstrate its

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                                      -2-


commitment to the Company, the project and most importantly to its shareholders. The cash infusion will assist the Company to continue working towards a business model based on strong positive cash flow that will be re-invested from production back into exploration and development work. The maturity date of the debentures will be December 31, 2010 and the debentures will bear interest at a rate of 1% per month. The debentures are convertible at the election of the holders' into Units with each Unit being comprised of one common share of the Company and one-half of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant will entitle the holder thereof to purchase one additional common share of the Company at an exercise price of $0.75 per share until December 31, 2010.


Thirdly,   the  Company  has  also   engaged   Canaccord   Capital   Corporation
("Canaccord") to act as agent to sell, on a best-efforts basis, by way of a private placement (the "Private Placement"), up to 2,000,000 units (each a "PP Unit") at a purchase price of $0.50 per PP Unit for gross proceeds to the Company of up to CDN $1,000,000. Each PP Unit will be comprised of one common share of the Company and one-half of one common share purchase warrant (each whole warrant, a "PP Warrant"). Each PP Warrant will entitle the holder thereof to purchase one additional common share of the Company for a period of 24 months from the closing of the Private Placement (the "Closing") at an exercise price of $0.75 per share. Upon the Closing, the Company will pay Canaccord a commission of 8% of the gross proceeds raised under the Private Placement, payable in cash or in units the same terms as the PP Units sold under the Private Placement, except that the common share purchase warrants comprising part of the units issued to Canaccord will not be transferable. The Agents will also be paid Agents Warrants equal to 8% of the securities sold under the Offering; each Agents Warrant shall be excersiable for a period of 24 months at the offering price. Proceeds of the financing will be used to continue exploration and development activities on the Company's Florida 4 vein systems on its Mina Real property with the goal of building a long-term mine plan at sustained higher production levels. Funds from the Private Placement will also be allocated to increased costs recently incurred at the Mina Real mill site, and for general working capital.

Dr. Alfredo Parra said, "These additional funds will assist us in expanding and accelerating our development work program at the Florida 4 vein system and to pay for the new upgraded requirements to the tailings area of the project. This unexpected and significant additional cost to upgrade our tailings area was just recently required by the regulatory authority, SEMARNAT and may require additional funds in the coming months. We anticipate the increase and acceleration of development work at Florida 4 will allow the Company to produce the required tonnage to increase production levels to 300 tpd while simultaneously  maintaining  accurate grade control. We expect that the increase


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                                      -3-


to 300 tpd combined with accelerated development of the Florida 4 vein system and other areas will generate positive cash flow. This cash flow can then be reinvested into further exploration and development work at the Company's Mina Real and Santa Fe properties allowing the Company to fully develop the potential of it projects, and continue its business plan of increasing production levels beyond current and planned levels."

Dr. Parra is currently the Company's in-house Qualified Person, within the meaning of National Instrument 43-101, and has reviewed the contents of this press release for its accuracy.

ABOUT ROCHESTER RESOURCES LTD.:

Rochester represents a pure-play in the exploration, development and production of high-grade gold and silver properties located in Nayarit, Mexico. The Company is a niche player in Mexico which has assembled an attractive portfolio of properties in the Sierra Madre Occidental Range. This is the largest epithermal precious metal region in the world, hosting the majority of Mexico's large tonnage gold and silver deposits.

Rochester is well positioned to advance its projects and can very quickly become a significant player in Mexico. Rochester has a strong senior management team based in Mexico, and a workforce in place to advance its projects through to mine development.



ON BEHALF OF THE BOARD                    INVESTOR INFORMATION CONTACT:

/s/ DR. ALFREDO PARRA                     Empire Communications Inc.
----------------------                    Tel: 604-484-0068
Dr. Alfredo Parra,                        Email: info@rochesterresourcesltd.com
President and CEO                         Website: www.rochesterresourcesltd.com


FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, the Company has not conducted an independent feasibility study on the Mina Real project which may increase the risk that the planned operations are not economically viable. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

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